UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO 3)*

KELLY SERVICES, INC.

(Name of Issuer)

Class A Common Stock, $1.00 Par Value

Class B Common Stock, $1.00 Par Value

(Title of Class of Securities)

Class A Common Stock – 488152208

Class B Common Stock -- 488152307

(CUSIP Number)

Terence E. Adderley

Kelly Services, Inc.

999 West Big Beaver Road

Troy, Michigan 48084

Copy to:

Andrew H. Curoe, Esq.

Bodman PLC

6th Floor at Ford Field

1901 St. Antoine Street

Detroit, Michigan 48226

313-259-7777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2014

(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject to this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e, 13d-1(f)or 13d-1(g), Check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

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 SCHEDULE 13D

CUSIP NO. 488152208 – Class A Common Stock (non-voting)

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Terence E. Adderley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
N/A
	8,	SHARED VOTING POWER
N/A

	9.	SOLE DISPOSITIVE POWER
2,856,765
	10.	SHARED DISPOSITIVE POWER
168,470

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,025,235
12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9%
14.	TYPE OF REPORTING PERSON*
IN

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SCHEDULE 13D

CUSIP NO. 488152307 – Class B Common Stock (voting)

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Terence E. Adderley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,141,040
	8,	SHARED VOTING POWER
72,325

	9.	SOLE DISPOSITIVE POWER
3,141,040
	10.	SHARED DISPOSITIVE POWER
72,325

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,213,365

12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
93.1%
14.	TYPE OF REPORTING PERSON*
IN

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This Amendment No. 3 (“Amendment No. 3”) constitutes the third amendment to the Schedule 13D originally filed by Terence E. Adderley (the “Reporting Person”) with the Securities and Exchange Commission on January 13, 1998, as amended by Amendment No. 1 to such Schedule 13D filed on June 1, 2006 and as amended by Amendment No. 2 on March 5, 2014 (as so amended, the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction.

As previously disclosed in Amendment No. 2, On March 3, 2014, the Reporting Person entered into a Sales Plan (“Sales Plan”) with J.P. Morgan Securities LLC (the “Broker”) in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which the Broker is authorized and directed to sell up to 1,000,000 shares of Class A Common Stock subject to certain specified conditions. The Sales Plan commenced on March 17, 2014 and will end no later than March 17, 2015. The Sales Plan may terminate sooner in accordance with its terms. The primary purpose of the Sales Plan is to provide liquidity to pay off the remaining estate taxes in connection with the estate of Margaret A. Kelly. Item 5 below reports sales made under the Sales Plan through April 1, 2014 and an additional sale by a trust of which the Reporting Person is a co-trustee.

Except as described in this Item 4 and in his role as a Director and executive officer of the Issuer, the Reporting Person has no plans or proposals that would result in any of the transactions described in items (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Person may, in his discretion, as authorized by the various trust agreements, take any of the foregoing actions as the Reporting Person may deem appropriate from time to time in light of the circumstances that may arise from time to time.

Item 5. Interest in Securities of the Issuer

The following information is based on 33,971,760 outstanding shares of Class A Common Stock and 3,451,161 outstanding shares of Class B Common Stock as of February 28, 2014.

(a)– (b)	Class A Stock (non-voting)

(i)	Sole Voting Power N/A

(ii)	Shared Voting Power N/A

(iii)	Sole Dispositive Power (including the right to acquire 24,000 shares through the exercise of options within 60 days) 2,856,765

(iv)	Shared Dispositive Power 168,470

(v)	Aggregate Amount Beneficially Owned 3,025,235

(vi)	Percent of Class 8.9%

(a) – (b)	Class B Stock (voting)

(i)	Sole Voting Power 3 ,141,040

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(ii)	Shared Voting Power 72,325

(iii)	Sole Dispositive Power 3,141,040

(iv)	Shared Dispositive Power 72,325

(v)	Aggregate Amount Beneficially Owned 3,213,365

(vi)	Percent of Class 93.1%

(c)     The Reporting Person has not effected any transactions in Class B Common Stock during the past 60 days. During the past 60 days the reporting person sold 473,000 shares of Class A Common Stock in a series of open market transactions. 3,000 of these shares were sold by a trust of which the Reporting Person is a co-trustee. The remaining 470,000 shares were sold pursuant to the Sales Plan. The shares of Class A Common Stock were sold on the dates, at the average price per share and at the range of prices indicated below:

Sales Date	Shares Sold	Average Sales Price	Range of Sales Prices
March 6, 2014	3,000	$25.5928	Each share sold for $25.5928
March 17, 2014	24,735	$24.4366	$24.22 - $24.75
March 18, 2014	55,376	$24.7182	$24.2425 - $24.83
March 19, 2014	22,799	$24.8193	$24.52 – $24.89
March 20, 2014	21,811	$24.7667	$24.48 – $24.83
March 21, 2014	31,000	$24.7456	$24.51 - $24.85
March 24, 2014	17,415	$24.43155	$24.08 - $24.78
March 25, 2014	14,612	$24.51829	$24.28 - $24.75
March 26, 2014	18,037	$24.30898	$23.93 - $24.59
March 27, 2014	16,753	$23.67795	$23.50 - $23.95
March 28, 2014	39,718	$23.5851	$23.18 - $23.92
March 31, 2014	142,361	$23.63144	$23.14 - $23.75
April 1, 2014	65,383	$23.92187	$23.56 - $24.61

The above sales prices with respect to sales under the Sales Plan reflect multiple open market sales which are reported as an average sales price and a range of sales prices. The Reporting Person will provide to the staff of the Securities and Exchange Commission complete information regarding each of these sales transactions upon request.

(d)     The shares of the Class A Common Stock beneficially owned by the Reporting Person include 30,000 shares in a charitable trust, of which the Reporting Person is a co-trustee with JPMorgan Chase Bank, N.A.; 100,000 in an irrevocable trust, of which the Reporting Person is a beneficiary; 38,470 shares in five separate trusts of which the Reporting Person is a co-trustee with JPMorgan Chase Bank, N.A. The shares of the Class B Common Stock beneficially owned by the Reporting Person include 71,825 shares in an irrevocable trust, of which the Reporting Person is beneficiary and has no voting and investment power and 500 shares held in five separate trusts of which the Reporting Person is a co-trustee with shared voting and investment power in which the Reporting Person has no equity interest. Each of the above referenced trusts has the right to receive the dividends from or the proceeds of any sale of shares of Class A Common Stock and Class B Common Stock, as applicable, held in such trusts for the benefit of such trust’s beneficiaries. All beneficiaries of the trust are either members of the Reporting Person’s father’s family, the Reporting Person, his descendants, and charities.

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(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The Reporting Person has no contracts, arrangements, understandings, or relationships with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The pledged shares reported in Amendment No. 2 were discharged from pledge on March 27, 2014.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1 – Sales Plan adopted March 3, 2014 between Terence E. Adderley Revocable Trust K dated March 4, 2002, as amended and J.P. Morgan Securities LLC is filed as Exhibit 99.1 to Schedule 13D, Amendment No. 2, filed on March 5, 2014 and is incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2014	/s/ Terence E. Adderley
Terence E. Adderley

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